

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

<u>Via E-mail</u>
Anthony S. Chilton
President and Chief Executive Officer
Bioanalytical Systems, Inc.
2701 Kent Avenue
West Lafayette, Indiana 47906

   Re: Bioanalytical Systems, Inc.
      Form 10-K
      Filed December 29, 2011
      File No. 000-23357

Dear Mr. Chilton:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jennifer Riegel for

          Jeffrey Riedler
          Assistant Director

cc: Stephen J. Hackman
    Ice Miller LLP
    One American Square, Suite 2900
    Indianapolis, IN 46282